Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 22
DATED JANUARY 28, 2014
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 22 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013, Supplement No. 14 dated May 22, 2013, Supplement No. 15 dated July 16, 2013, Supplement No. 16 dated August 16, 2013, Supplement No. 17 dated October 4, 2013, Supplement No. 18 dated October 9, 2013, Supplement No. 19 dated November 22, 2013, Supplement No. 20 dated December 20, 2013 and Supplement No. 21 dated December 30, 2013. Unless otherwise defined in this Supplement No. 22, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Probable Investments in Real Estate Assets

Park Avenue Shopping Center. We are evaluating the purchase of a fee simple interest in a 69,307 square foot retail center consisting of three single tenant buildings, three multi-tenant buildings and a two-level parking structure, known as Park Avenue Shopping Center, located in Little Rock, Arkansas. The purchase price includes the (i) right to expand one of the three buildings by up to 9,500 square feet which would increase the total retail square footage of the property to 78,807 square feet; and (ii) 7,489 square feet of existing vacant space of which 4,000 square feet is currently subject to a lease pursuant to which the tenant will begin paying rent when they occupy the space, which is currently expected to occur in March 2014. The property is shadow anchored by Target’s newest format, which includes a grocery component, and an LA Fitness that we will not acquire and will not own. IREA has entered into an agreement to acquire a fee simple interest in the property from SPC Park Avenue Limited Partnership and SPC Condo Limited Partnership, unaffiliated third parties, for approximately $28.12 million in cash, plus closing costs, of which $23.37 million is expected to be funded at closing. We will be required to pay the seller an aggregate amount equal to approximately $4.75 million based on tenants taking possession of certain premises at the properties, opening for business and commencing to pay full rental payments as due under their respective leases. We do not believe closing costs will exceed $225,000. If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries. If we acquire the property, we expect to fund 100% of the purchase price with proceeds from our offering and we will pay our business manager an acquisition fee equal to 1.5% of the contract purchase price, provided that we will only pay the acquisition fee on the space subject to conditions once these conditions are satisfied.

Among the items we are considering in determining to pursue acquiring Park Avenue Shopping Center include, but are not limited to, the following:

•	The property was constructed between 2008 and 2012 and is shadow anchored by Target’s newest format, which includes a grocery component, and an LA Fitness, which although we will not acquire or own, will, we believe, generate traffic for our center.
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•	The property is 95.0% leased and 89.2% occupied, which includes the three separate out parcel pads, as of the date of this supplement.
•	We believe the property is well situated in Little Rock, Arkansas. The property is situated approximately five miles west of downtown Little Rock and is located directly across the street from a major hospital. Within a three mile radius of the property the current population is over 73,000 and the average and median household incomes within the same radius are over $62,000 and $40,000 per year, respectively.
•	Park Avenue Shopping Center is located at the corner of West Markham Street and South University Avenue, both major thoroughfares in the area.

As of January 22, 2014, Park Avenue Shopping Center was 89.2% occupied and 95.0% leased to 14 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately seven years. There are two tenants occupying greater than 10% of the total gross leasable area of the property. Staples, a national office supply store, leases 18,336 square feet, or approximately 26.5% of the total gross leasable area of the property, and pays annual base rent of approximately $339,000, or approximately 23.8% of total annual base rent of the property. Staples’s lease expires in February 2022, and there are three five - year renewal options, which may be exercised at the option of Staples as set forth in the lease. Cheddars Casual Café, a national restaurant chain, which is on a ground lease for 7,918 square feet, or approximately 11.4% of the total gross leasable area and pays approximately $133,000, or approximately 9.3% of total annual base rent of the property. Cheddars Casual Café lease expires in October 2026, and there are three five -year renewal options, which may be exercised at the option of Cheddars Casual Café as set forth in the lease. The other tenants leasing at least 2,000 square feet are Casual Make, Newk’s Eatery, Potbelly Sandwich Shop, Panera Bread, Carter’s, Verizon Wireless, Mattress Firm, Sprint, Radio Shack and two ground leases with AT&T and Jared Jewelers, respectively.

Payment of approximately $4.75 million of the purchase price is contingent on if the seller of the property is able to lease 16,989 square feet which is vacant and not leased, including 9,500 square feet that is yet to be built, within the time limits and parameters set forth in the purchase agreement. This contingent or “earnout payment” is based on a predetermined formula applied to rental income we receive over a 24-month period starting from the date of acquisition. If at the end of the time period, the vacant space is not leased, occupied and rent producing, we would have no further obligation to pay any additional purchase price consideration and would retain ownership of the entire property. The total consideration which may be paid to the seller is thus contingent although the total amount is included in the purchase price disclosed above.

The following table lists, on an aggregate basis, all of the scheduled lease expirations, including the ground leases, over each of the years ending December 31, 2014 through 2023, and the approximate rentable square feet represented by the applicable lease expirations, at the property.

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Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2014	-	-	-	-
2015	-	-	-	-
2016	-	-	-	-
2017	6	13,763	406,847	25.53
2018	1	2,785	89,120	7.47
2019	-	-	-	-
2020	-	-	-	-
2021	-	-	-	-
2022	3	26,852	576,726	50.80
2023	1	4,500	154,358	27.41

The table below sets forth certain historical information with respect to the occupancy rate at the property for each of the last five years, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	95.0%	$23.10
2012	89.2%	$22.74
2011	100%	$16.42

* The property was constructed between 2008 and 2012. Total property square footage as of December 31 2011, 2012 and 2013 was 7,918, 62,022 and 69,307, respectively.

We believe that the property is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements. There are five competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2012 (the most recent tax year for which information is generally available) were approximately $173,197, which excludes the real estate taxes on the ground leases which are paid directly by the tenant. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of approximately 7.01%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of January 24, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	-	200,000

Shares sold in the offering:	7,592,506.403	74,841,387	6,461,041	68,380,346

Shares sold pursuant to our distribution reinvestment plan:	66,376.935	630,581	-	630,581

Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	7,678,883.338	75,671,968	6,461,041	69,210,927
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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